SINO-GLOBAL SHIPPING AMERICA, LTD.

1044 Northern Boulevard, Suite 305

Roslyn, New York 11576

(718) 888-1814

May 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Sino-Global Shipping America, Ltd.
Registration Statement on Form S-1
Filed April 26, 2018
File No. 333-224467

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Sino-Global Shipping America, Ltd., a Virginia corporation (the “Registrant”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 9:00 a.m. on Tuesday, May 8, 2018, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a)       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)       the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lei Cao
Lei Cao Chief Executive Officer